Exhibit 12.1

American Capital Agency Corp.

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

($ in thousands)
	Pro Forma(1)	Actual(2)
	Year Ended December 31, 2011	Year Ended December 31,			For the period from May 20, 2008 through December 31, 2008 (3)
		2011	2010	2009
Earnings:
Income before tax	$776,685	$776,685	$288,571	$118,946	$35,352
Add:
Interest expense	284,575	284,575	76,026	43,539	24,937
Earnings before fixed charges and preferred dividends	1,061,260	$1,061,260	$364,597	$162,485	$60,289

Fixed charges:
Interest expense	284,575	$284,575	$76,026	$43,539	$24,937
Preferred dividends	12,000	—	—	—	—
Total fixed charges and preferred dividends	$296,575	$284,575	$76,026	$43,539	$24,937

Ratio of earnings to fixed charges and preferred dividends	3.58x	3.73x	4.80x	3.73x	2.42x
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(1)	In calculating the pro forma ratio of earnings to combined fixed charges and preferred stock dividends, we have assumed that the shares of Series A Preferred Stock were issued on January 1, 2011.

(2)	We did not have any shares of preferred stock issued and outstanding for the periods presented.

(3)	We were formed on January 7, 2008 and completed our initial public offering of our common stock on May 20, 2008.